August 1, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street N.E.
Washington, D.C. 20549

Attention: Anuja Majmudar and Daniel Morris

Re: Comment Letter dated July 23, 2024
Regarding Surf Air Mobility Inc.

Amendment No. 1 to

Registration Statement on Form S-1

Filed July 11, 2024

File No. 333-279929

Dear Ms. Majmudar and Mr. Morris:

Surf Air Mobility Inc. (the “Company”, “we” or “our”) is in receipt of the above-captioned comment letter regarding the Company’s Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-279929) filed with the Securities and Exchange Commission (the “Commission”) on July 11, 2024. We have endeavored to respond fully to each of your comments and questions. For your convenience, this letter is formatted to reproduce your numbered comments in bold italicized text. We have filed Amendment No. 2 to the Registration Statement on Form S-1 (the “Amendment”) with the Commission today.

Amendment to Registration Statement on Form S-1

Plan of Distribution, page 26

1.
We note your response to prior comment 2. Please confirm your understanding that the retention by a selling stockholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

Response:

We note the Staff’s comment and confirm the Company’s understanding that the retention by a selling stockholder of an underwriter would constitute a material change to the plan of distribution requiring a post-effective amendment.

General

2.
Please provide disclosure, where appropriate, to clarify the relationship between this registration statement and the prior registration statements filed on September 19, 2023 (File No. 333-274573) and November 9, 2023 (File No. 333-275434).

We note the Staff’s comment, and in response thereto, have added an Explanatory Note at the beginning of the Amendment to clarify the relationship between this registration statement and the prior registration statements.

* * *

We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact us directly you can reach me at (214) 755-3507 or Peter Wardle of Gibson, Dunn & Crutcher LLP at (213) 229-7242.

Sincerely,

Surf Air Mobility Inc.

By: /s/ Deanna White

Name: Deanna White
Title: Interim Chief Executive Officer

Cc: Peter Wardle, Partner, Gibson, Dunn & Crutcher LLP